EXHIBIT 21.1

LIST OF SUBSIDIARIES

The following are subsidiaries of Miller Energy Resources, Inc.

Name	Jurisdiction

Cook Inlet Energy, LLC	AK
East Tennessee Consultants, Inc.	TN
East Tennessee Consultants, II, LLC	TN
Miller Drilling, Tennessee LLC	TN
Miller Energy Services, LLC	DE
Miller Energy GP, LLC	DE
Miller Rig & Equipment, LLC	DE